April 14, 2022

Liz Packebusch

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Mail Stop 3561

Washington, D.C.  20549

Re: Verde Bio Holdings, Inc.

Registration Statement on Form S-1

Filed March 23, 2022

File No. 333-262273

Dear Ms. Packebusch:

We are in receipt of your comment letter dated April 7, 2022, regarding the Registration Statement (“Registration Statement”) on Form S-1 filed by Verde Bio Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Registration Statement (“Amended Registration Statement”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 2 to Registration Statement on Form S-1

Market for Common Equity and Related Stockholder Matters, page 28

1. We note your response to prior comment 3 and reissue it. Revise to state the range of high and low bid information for any subsequent interim period for which financial statements are included. See Item 201 of Regulation S-K.

The Market for Common Equity and Related Stockholder Matters has been revised as directed.

Description of Business

Oil and Natural Gas Data

Reserves Presentation, page 39

2. Your response to comment 5 indicates that a copy of the third-party engineer’s review report was filed as part of Exhibit 10.2; however, the exhibit does not appear to include the report. We reissue our prior comment.

Mire Petroleum Consultants did not prepare an audit, but prepare a review of management’s estimate reports.  A copy of the consent has been filed as Exhibit 10.2 to this Registration Statement on Form S-1 and the report has been filed as Exhibit 10.3 to this Registration Statement on Form S-1.

Proved Reserves, page 39

3. We have read your response to comment 7; however, we continue to note various inconsistencies in the disclosure of the net quantities of your proved reserves. For example the tabular summary presented on page 40 indicates you have 29.6 MBbl or 29,600 barrels of oil and 123.6 MMcf or 123,600 Mcf of natural gas; however, the figures disclosed in the discussion on page 40 are shown as 29,590 MBbls or 29,590,000 barrels of oil and 123,770 MMcf or 123,770,000 Mcf of gas. We believe the figures in your discussion on page 40 should be revised to be consistent with the figures in the tabular presentation.

We also note the figures for the net proved reserves as of April 30, 2021 disclosed on page 40 are inconsistent with the comparable figures disclosed on page F-28. For example on page F-28, the net quantities of proved developed producing and proved developed nonproducing oil reserves are disclosed as 27,606 and 1,000 barrels, respectively, with total proved developed oil reserves of 28,606 barrels. By comparison, the tabular disclosure on page 40 indicates your proved developed producing and proved developed non-producing oil reserves are 29,600 and 0 barrels, respectively, while the discussion on the same page indicates your total proved developed oil reserves are 29,590 barrels of which 96% are producing and 4% are non-producing.

We note similar inconsistencies in the disclosure of your net proved natural gas reserves as of April 30, 2021. For example on page F-28, the net quantities of proved developed producing and proved developed non-producing gas reserves are disclosed as 405,146 Mcf and 17,000 Mcf, respectively, with total proved developed gas reserves of 422,146 Mcf and 0 proved undeveloped gas reserves. By comparison, the tabular disclosure on page 40 indicates your proved developed producing and proved developed non-producing gas reserves are 123,600 and 0 Mcf with total proved developed reserves of 123,600 Mcf. On page F-28, the net quantities of proved undeveloped gas reserves are disclosed as 0 Mcf; however, the tabular disclosure on page 40 and the discussion on page 41 both indicate your proved undeveloped gas reserves are 1,000 Mcf.

Please revise your disclosure as necessary to resolve the inconsistencies in the disclosure of your proved reserves as of April 30, 2021 or tell us why revisions are not required.

The figures and related units of measurement to the reserves have been revised as directed.

4. We note you disclose the net reserves and a reconciliation of the changes that occurred for the years ended January 31, 2022 and 2020 on page F-29. Please note that Instruction 1 to Item 302(b) of Regulation S-K requires FASB ASC Subtopic 932-235 disclosure that relate to annual (fiscal) periods. Your disclosure appears to correlate to interim periods outside the fiscal year end and are not required. Therefore, please revise your disclosure to remove this information.

This information has been removed as requested.

Notes to the Consolidated Financial Statements

14. Reserve and Related Financial Data-Unaudited

Oil and Gas Reserves, page F-28

5. The reconciliation of the changes that occurred during the year ended April 30, 2021 indicates the net quantities of reserves acquired during the year remained unchanged at the end of the year. This appears to be inconsistent with your disclosure on page 31 of revenues earned from royalties on oil and gas interests acquired during fiscal 2021. These revenues represent amounts of oil and gas sold as production since your acquisition. Please revise your reconciliation to account for production and any other changes, including offsetting changes, due to revisions of the previous estimates or extensions and discoveries that may have occurred since your acquisition. Refer to the individual change categories used in the reserves reconciliation under FASB ASC 932- 235-50-5(a) through 50-5(f) as illustrated in Example 1 of FASB ASC 932-235-55-2.

We have revised Item 14 of the Notes to the Consolidated Financial Statements to account for production and other changes, including offsetting changes due to revisions of the previous estimates.

Exhibits

6. We note your legality opinion has been revised in response to prior comment 11 to opine as to the laws of the state of Nevada. However, the revised legality opinion now also states, "we are of the opinion that the 240,032,513 of the Resell Shares offered by the selling shareholders are validly issued, fully paid and non-assessable." However, the number of shares in the legality opinion appears inconsistent with the number of shares you are registering for resale (246,282,513 shares). Please revise or advise.

The number of shares in the legality opinion has been revised as directed.

7. We note your response to prior comment 12 and reissue it in part. We note that the exhibit index in your January 24, 2022 Amendment No. 1 indicates that your Amended and Restated Articles of Incorporation were previously filed; however, they do not appear to have been filed with your January 21, 2022 Form S-1. Please file a copy of your Amended and Restated Articles of Incorporation. Refer to Item 601(b)(3)(i). Also, please file a complete copy of the Securities Purchase Agreement at Exhibit 10.1. In that regard, we note that certain attachments in the agreement still appear omitted.

A copy of our Amended and Restated Articles of Incorporation has been filed as Exhibit 3.1.  We have also filed the Securities Purchase Agreement, which includes the Certificate of Designation as Exhibit A and the Warrants as Exhibit B and all disclosure schedules.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.